                                    EXHIBIT B

                                Offer to Purchase

                         BACAP OPPORTUNITY STRATEGY, LLC
                             101 South Tryon Street
                         Charlotte, North Carolina 28255

        OFFER TO PURCHASE LIMITED LIABILITY COMPANY INTERESTS IN THE FUND
                              OF UP TO $32,000,000
                             DATED November 17, 2004

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, EASTERN TIME, Friday, December 17, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
BACAP OPPORTUNITY STRATEGY, LLC:

          BACAP Opportunity Strategy, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund" or "we"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $32,000,000 in limited liability company interests in the Fund or portions thereof ("Interest" or "Interests", as context requires) pursuant to tenders by members of the Fund ("Members") at a price equal to their value as of December 31, 2004, if the Offer expires on December 17, 2004. If the Fund elects to extend the tender period, the value of tendered Interests will be determined for the purpose of calculating the purchase price of such Interests at the close of business on a valuation date adjusted to reflect the extension of the Offer. (December 31, 2004 or, if a later date is established for determining the value of tendered Interests, that later date, is referred to as the "Valuation Date.") This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Limited Liability Company Agreement dated as of June 27, 2003 (the "LLC Agreement").

          The value of the Interests tendered in this Offer will likely change between October 31, 2004 (the last time net asset value of the Fund was calculated) and the Valuation Date. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund through the Valuation Date. Any tendering Members that wish to obtain the estimated value of their Interests should contact PFPC Inc. ("PFPC"), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer must complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                      B-1
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                                    IMPORTANT

          NONE OF THE FUND, ITS ADVISER, ITS SUB-ADVISER OR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

                                            PFPC Inc.
                                            P.O. Box 220
                                            Claymont, Delaware  19703
                                            Attn:  Bob Diaczuk

                                     Phone: (888) 697-9661
                                            (866) 306-0232

                                     Fax:   (302) 791-2790
                                            (302) 791-3105

                                       B-2
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                                TABLE OF CONTENTS

1.SUMMARY TERM SHEET                                                           1

2.BACKGROUND AND PURPOSE OF THE OFFER                                          2

3.OFFER TO PURCHASE AND PRICE                                                  3

4.AMOUNT OF TENDER                                                             3

5.PROCEDURE FOR TENDERS                                                        4

6.WITHDRAWAL RIGHTS                                                            4

7.PURCHASES AND PAYMENT                                                        5

8.CERTAIN CONDITIONS OF THE OFFER                                              6

9.CERTAIN INFORMATION ABOUT THE FUND                                           6

10.CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                     8

11.MISCELLANEOUS                                                               8

ANNEX A                                                                      A-1

                                        i
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          1. SUMMARY TERM SHEET. This is a summary of the features of the Offer.
To understand the Offer fully, you should read carefully the entire Offer to Purchase and the Letter of Transmittal.

- As stated in the Fund's offering documents, we may purchase your Interests at their value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender) pursuant to tender offers. The Board of Directors of the Fund has decided that the Fund should offer to purchase Interests in an amount up to $32,000,000. This Offer will remain open until 12:00 midnight, Eastern Time, on December 17, 2004, unless extended.

- The value of the Interests will be calculated for this purpose on the Valuation Date, which is December 31, 2004 or any later date established in connection with any extension of the Offer. The Fund will review the value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited value will be used to determine the final amount paid for tendered Interests.

- You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or the portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

- If you tender all or any portion of your Interest, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's LLC Agreement and distributed to tendering members on a pari passu basis) within ten days of the Valuation Date (i.e., by January 10, 2005 if the Valuation Date is December 31, 2004), at least 95% of the estimated unaudited value of your Interest tendered and accepted by the Fund as of the Valuation Date, less the incentive allocation payable to BACAP Advisory Partners, LLC, the investment adviser of the Fund (the "Adviser") on December 31, 2004, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in the account in which you held your Interest or such other account as you may designate in writing.

- If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) $50,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings.

- Following this summary is a formal notice of our offer to repurchase your Interests. Our offer remains open to you until 12:00 midnight, Eastern Time, on December 17, 2004, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the

                                        1
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     tender of your Interest at any time after January 14, 2005, assuming your
     Interest has not yet been accepted for repurchase.

- If you would like us to repurchase your Interest or a portion of your Interest, you must (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC at P.O. Box 220, Claymont, Delaware 19703, Attn: Bob Diaczuk, or (ii) fax it to PFPC at (302) 791-2790 or (302) 791-3105, so
     that it is received before 12:00 midnight, Eastern Time, on December 17, 2004 (or any later date established in connection with extending the Offer). If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern Time, on December 17, 2004).

- The value of your Interests will change between October 31, 2004 (the last time prior to the date of this filing as of which net asset value of the Fund has been calculated), and the Valuation Date.

- If you would like to obtain the estimated value of your Interests, which will be calculated monthly until the expiration date of the Offer, you may contact PFPC at the telephone number or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

- Please note that just as you have the right to withdraw the tender of an Interest, we have the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer expires on December 17, 2004 (unless extended), you will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through the Valuation Date (expected to be December 31, 2004).

          2. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus dated April 29, 2004, (the "Prospectus"), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Members in order to provide liquidity for Interests as contemplated in the Prospectus and the LLC Agreement.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher

                                        2
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costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new or existing Members on January 1, 2005 and thereafter from time to time. Payment for Interests and portions of Interests purchased under this Offer may also require the Fund to liquidate portfolio holdings earlier than would otherwise have been done, potentially resulting in losses or increased investment-related expenses.

          Interests that are tendered to the Fund in connection with this Offer will be retained. The Fund currently expects that it will accept subscriptions for Interests on the first day of each month thereafter, but is under no obligation to do so.

          3. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Fund will purchase Interests in the Fund totaling up to $32,000,000 pursuant to tenders from Members that are not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on December 17, 2004 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or suspend the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

          As of the close of business on October 31, 2004, there was approximately $64,822,251 outstanding in capital of the Fund held in Interests (based on the estimated unaudited value of such Interests). Members may obtain monthly estimated value information until the Expiration Date of the Offer by contacting PFPC at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          4. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) $50,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $32,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund

                                        3
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elects to suspend or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If tenders from Members equaling more than $32,000,000 are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will accept Interests tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate value of tendered Interests. The Offer may be extended, amended or suspended in various other circumstances described in
Section 7 below.

          5. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC at the address or to the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, to the attention of Bob Diaczuk, either by mail or by fax, no later than the Expiration Date.

          The Fund recommends that all documents be submitted to PFPC in the enclosed, postage paid envelope via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

          The Fund reserves the absolute right to reject any or all tenders it determines are not in appropriate form or the acceptance of or payment for which would be, in the opinion of Fund counsel, unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund determines. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, Alkeon Capital Management, LLC, the sub-adviser of the Fund (the "Sub-Adviser") or the Board of Managers are obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          6. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after January 14, 2005, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or at the fax number set forth on page 2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone number set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for

                                        4
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purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          7. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase the Member's Interest.

          For a Member that tenders its entire Interest or a portion thereof, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering members on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited value of the Interest or portion thereof tendered and accepted by the Fund, determined as of the Valuation Date and payable within ten (10) calendar days after the Valuation Date (the "95% Cash Payment"), in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the value of the Interest or portion thereof tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending December 31, 2004, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below promptly after the Valuation Date and will not be transferable.

          The Note will be payable in cash (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for the fiscal year ending December 31, 2004. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending December 31, 2004 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will not include interest. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          Both the 95% Cash Payment and any contingent payment due under the Note (together, the "Cash Payment") will be made by wire transfer directly to the account in which the tendering Member held its Interest or such other account as the tendering Member may designate in writing. Cash Payments wired directly to such accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account. The Note will be deposited directly to the account in which the tendering Member held its Interest, or such other account as the Member may designate in writing.

          The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $32,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes as described above. None of the Fund, the Adviser, the Sub-Adviser or the Board of Managers, has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However,

                                        5
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depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in an special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          8. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the value thereof as of the close of business on the Valuation Date (December 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise any later date as corresponds to any extension of the Offer). During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer: (a) suspend the Offer in the circumstances set forth in the following paragraph and in the event of such suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of North Carolina that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

                                        6
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          9. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and Interests are registered under the Securities Act of 1933, as amended. The Fund is organized as a Delaware limited liability company. The principal office of the Fund is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and the phone number is (646) 313-8890. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          On April 1, 2004, Bank of America Corporation, the ultimate parent corporation of the Adviser, acquired FleetBoston Financial Corporation ("Fleet"). As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The Securities and Exchange Commission ("SEC") and Office of the New York State Attorney General ("NYAG") filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, Fleet entered into an agreement in principle with the NYAG and the SEC. Bank of America Corporation also entered into this same agreement in principal with respect to certain matters in connection with trading activity in mutual funds shares. The agreement in principle is subject to final documentation and approval by the SEC.

          If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the 1940 Act. As a result of the Fleet acquisition, the Adviser and the Fund's distributor, BACAP Distributors, LLC ("the Distributor") are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, it is expected that the Adviser and the Distributor would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Fund.

          None of the Fund, the Adviser, the Sub-Adviser, or the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser, or in the management of the Fund, including, but not limited to, any change in any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any

                                        7
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changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          On July 29, 2004, the Fund sent quarterly performance information to members discussing the Fund's performance during the second quarter of 2004. The Fund's letter to its members that accompanied this information (the "July 29, 2004 letter") incorrectly stated that the annualized rate of return for the S&P 500 and NASDAQ indices for the period 10/1/02 to 6/30/04 were 11.51% and 22.89% respectively. The S&P 500 and NASDAQ indices actually produced an annualized rate of return of 21.17% and 37.44% respectively during that time.

          There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser. As of October 31, 2004, the Adviser, BACAP Advisory Partners, LLC, owned approximately $139,771 (approximately 0.25%) of the outstanding Interests and has no plans to tender its Interests in this Offer. As of October 31, 2004, Lawrence R. Morgenthal, the Fund's president, owns approximately $114,867 (less than 0.20% of the outstanding Interests) and has no plans to tender in this offer. In addition, the Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Prospectus.

          10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

          11. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such

                                        8
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jurisdiction. However, the Fund reserves the right to exclude Members from the
Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549.

                                        9
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                                     ANNEX A
                              Financial Statements

          The following financial statements of the Fund are incorporated herein by reference.


          Audited financial statements for the semi-annual period ended June 30, 2004, previously mailed to members on September 9, 2004 and filed on EDGAR on Form N-CSR on September 9, 2004.

                                       A-1